Exhibit 99.1

TDK CORPORATION TO ACQUIRE HUTCHINSON TECHNOLOGY INC.

Hutchinson Technology Shareholders to Receive up to US$4.00 in Cash per Share

TOKYO, JAPAN and HUTCHINSON, MINNESOTA - November 2, 2015 — TDK Corporation (“TDK”) and Hutchinson Technology Incorporated (NASDAQ: HTCH) (“HTI”) today jointly announced that they have entered into a definitive merger agreement under which TDK will acquire all of the outstanding shares of common stock of HTI for base consideration of US$3.62 per share, plus additional consideration of up to US$0.38 per share, depending on the level of cash (subject to certain adjustments) less any outstanding borrowings on HTI’s revolving line of credit (“net cash”) held by HTI as of the last day of the fiscal month immediately preceding the closing date. The amount of additional consideration, if any, will equal approximately US$0.01 per share for each US$500,000 of HTI’s net cash over US$17.5 million as of the measurement date. As of September 27, 2015, HTI’s net cash position was approximately US$40 million. In addition to the satisfaction of HTI’s outstanding debt, the merger values HTI’s equity at approximately $126 million to $140 million on a fully diluted basis.

Takehiro Kamigama, President and Chief Executive Officer of TDK said “TDK and Hutchinson Technology have shared a long history in the disk drive industry, and I am very pleased that we can announce this agreement. HTI’s expertise and capabilities in design, development, and manufacturing of high precision components and assemblies will be a great addition to the TDK organization.”

Rick Penn, President and Chief Executive Officer of HTI, said “this transaction represents a compelling opportunity for Hutchinson Technology shareholders, employees, customers and suppliers. By combining the market position, resources and scale of TDK with our precision component manufacturing capabilities, we can ensure that our customers have access to the advanced technology they need. We are pleased to become part of TDK, a premier company in the electronics industry.”

The transaction, which has been unanimously approved by each company’s board of directors, is currently expected to close in the first calendar quarter of 2016, subject to HTI shareholders’ approval, regulatory approvals and other customary closing conditions. HTI’s board of directors recommends that shareholders vote to approve the transaction.

For this transaction, Janes Capital Partners is acting as financial advisor to TDK and Nixon Peabody LLP is acting as TDK’s legal counsel. BofA Merrill Lynch is acting as financial advisor to HTI and Faegre Baker Daniels LLP is acting as HTI’s legal counsel.

About TDK Corporation

TDK Corporation is a leading electronics company based in Tokyo, Japan. It was established in 1935 to commercialize ferrite, a key material in electronic and magnetic products. TDK’s portfolio includes electronic components, modules and systems marketed under the product brands TDK and EPCOS, power supplies, magnetic application products as well as energy devices, flash memory application devices, and others. TDK focuses on demanding markets in the areas of information and communication technology and consumer, automotive and industrial electronics. The company has a network of design and manufacturing locations and sales offices in Asia, Europe, and in North and South America. In fiscal 2015, TDK posted total sales of US$9.0 billion and employed about 88,000 people worldwide.

About Hutchinson Technology Incorporated

Hutchinson Technology is a global supplier of critical precision component technologies. As a key supplier of suspension assemblies for disk drives, HTI helps customers improve overall disk drive performance and meet the demands of an ever-expanding digital universe. Through its new business development initiatives, HTI focuses on leveraging its unique precision manufacturing capabilities in new markets to improve product performance, reduce size, lower cost, and reduce time to market.

Notice to Investors

In connection with the proposed merger, HTI intends to file relevant materials with the United States Securities and Exchange Commission (the “SEC”), including a preliminary proxy statement on Schedule 14A. Following the filing of the definitive proxy statement with the SEC, HTI will mail the definitive proxy statement and a proxy card to each shareholder entitled to vote at the special meeting relating to the proposed merger. SHAREHOLDERS ARE URGED TO CAREFULLY READ THESE MATERIALS IN THEIR ENTIRETY (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT HTI WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The proxy statement and other relevant materials (when available), and any and all documents filed by HTI with the SEC, may also be obtained for free at the SEC’s website at www.sec.gov.

This document does not constitute a solicitation of proxy, an offer to purchase, or a solicitation of an offer to sell any securities. HTI, its directors, executive officers, and certain employees may be deemed to be participants in the solicitation of proxies from the shareholders of HTI in connection with the proposed merger. Information about the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of HTI’s shareholders in connection with the proposed merger, and any interest they have in the proposed merger, will be set forth in the definitive proxy statement when it is filed with the SEC. Additional information regarding these individuals is set forth in HTI’s proxy statement for its 2015 Annual Meeting of Shareholders, which was filed with the SEC on December 17, 2014, and its Annual Report on Form 10-K for the fiscal year ended September 28, 2014, which was filed with the SEC on December 10, 2014. These documents may be obtained for free at the SEC’s website at www.sec.gov.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements that are not historical facts and are subject to risks and uncertainties that could cause actual results to differ materially from those described. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Actual results could differ materially from those projected or forecast in the forward-looking statements. The factors that could cause actual results to differ materially include, without limitation, risks or uncertainties associated with: the satisfaction of the conditions precedent to the consummation of the proposed transaction, including, without limitation, the receipt of shareholder and regulatory approvals; the amount of HTI’s net cash as of the measurement date for the determination of the additional merger consideration, if any; unanticipated difficulties or expenditures relating to the proposed transaction; legal proceedings that may be instituted against HTI and others following announcement of the proposed transaction; disruptions of current plans and operations caused by the announcement and pendency of the proposed transaction; potential difficulties in employee retention as a result of the announcement and pendency of the proposed transaction; the response of customers, distributors, suppliers and competitors to the announcement of the proposed transaction; and other factors described in HTI’s Annual Report on Form 10-K for the fiscal year ended September 28, 2014 filed with the SEC. TDK and HTI assume no obligation to update the information in this press release, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

TDK CORPORATION CONTACTS:	HUTCHINSON TECHNOLOGY CONTACTS:
Corporate Communications Group:	Media Contact:
Sumio Marukawa	Connie Pautz
+81-3-6852-7102	+1-320-587-1823

Investor Contact:
Chuck Ives
+1-320-587-1605